Exhibit 12.1

Winmark Corporation

Ratio of Earnings to Fixed Charges

	Nine Months Ended		Fiscal Year Ended
	9/29/2007	9/30/2006	12/30/2006	12/31/2005	12/25/2004	12/27/2003	12/28/2002
Fixed Charges
Interest Expensed/Capitalized	1,703,804	560,468	955,747	6,784	—	—	264,200
Amortized premiums/discounts	—	—	—	—	—	—	255,900
Est. rental expense interest	71,476	66,179	90,183	81,075	79,437	80,125	83,673
Subsidiaries Security Dividends	—	—	—	—	—	—	—
Total Fixed Charges	1,775,280	626,647	1,045,930	87,859	79,437	80,125	603,773
Earnings
Add:
Pretax income from Operations (before equity investments)	3,929,100	4,359,100	5,500,100	4,824,200	7,065,300	6,679,000	6,368,400
Fixed Charges	1,775,280	626,647	1,045,930	87,859	79,437	80,125	603,773
Amortization of Capitalized interest	—	—	—	—	—	—	—
Distributed income of Equity investees	—	—	—	—	—	—	—
Pretax losses of Equity investees for guarantees included in fixed charges	—	—	—	—	—	—	—
Less:
Interest Capitalized	—	—	—	—	—	—	—
Subsidiaries Security Dividends	—	—	—	—	—	—	—
Minority interest in pretax (income)/Loss of subsidiaries w/o fixed charges	—	—	—	—	—	—	—
Total Earnings	5,704,380	4,985,747	6,546,030	4,912,059	7,144,737	6,759,125	6,972,173
Ratio of Earnings to Fixed Charges	3.2	8.0	6.3	55.9	89.9	84.4	11.5